Exhibit (i)(4)

Stradley Ronon Stevens & Young, LLP 1250 Connecticut Ave NW, Suite 500 Washington, DC 20036 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

November 18, 2016

Board of Directors

Keeley Funds, Inc.

111 West Jackson Boulevard, Suite 810

Chicago, IL 60604

Re:	Agreement and Plan of Reorganization (“Plan”) made as of November 19, 2015 by Keeley Funds, Inc. (the “Corporation”), a corporation created under the laws of the state of Maryland, on behalf of its series Keeley Mid Cap Dividend Value Fund (the “Acquiring Fund”) and Keeley Mid Cap Value Fund (the “Target Fund”)

Ladies and Gentlemen:

You have requested our opinion as to certain federal income tax consequences of the reorganization (hereinafter referred to as the “Reorganization”), which consisted of (i) the acquisition and assumption by the Acquiring Fund of substantially all of the assets, and liabilities and obligations of the Target Fund in exchange solely for full and fractional Class A and Class I shares of the Acquiring Fund (the “Acquiring Fund Shares”); (ii) the distribution of the Acquiring Fund Shares to the holders of Class A and Class I shares of the Target Fund (the “Target Fund Shares”), respectively, according to their respective interests in the Target Fund in complete liquidation of the Target Fund; and (iii) the dissolution of the Target Fund as soon as is practicable after the closing (hereinafter called the “Closing”), all upon and subject to the terms and conditions of the Plan. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Plan.

In rendering our opinion, we have reviewed and relied upon: (a) a copy of the executed Plan, dated as of November 19, 2015; (b) the prospectus/proxy statement provided to shareholders of the Target Fund in connection with the Special Meeting of Shareholders on January 25, 2016; (c) certain representations concerning the Reorganization made to us by the Corporation, on behalf of the Acquiring Fund and the Target Fund, in a letter dated November 18, 2016 (the “Representation Letter”); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.

Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL

A Pennsylvania Limited Liability Partnership#

Board of Directors, Keeley Funds, Inc.

November 18, 2016

For purposes of this opinion, we have assumed that the Target Fund on the Closing Date of the Reorganization satisfies, and immediately following the Closing Date of the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as regulated investment companies.

Based on the foregoing, and provided the Reorganization was carried out in accordance with the applicable laws of the State of Maryland, the terms of the Plan and the statements in the Representation Letter for the Target Fund and the Acquiring Fund, it is our opinion that for federal income tax purposes:

1. The acquisition by the Acquiring Fund of substantially all of the assets of the Target Fund, as provided for in the Plan, in exchange solely for Acquiring Fund Shares followed by the distribution by the Target Fund to its shareholders of the Acquiring Fund Shares in complete liquidation of the Target Fund qualified as a reorganization within the meaning of Section 368(a)(l) of the Code, and each of the Target Fund and the Acquiring Fund was a “party to the reorganization” within the meaning of Section 368(b) of the Code.

2. No gain or loss was recognized by the Target Fund upon the transfer of substantially all of its assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares under Sections 361(a) and 357(a) of the Code.

3. No gain or loss was recognized by the Acquiring Fund upon the receipt by it of substantially all of the assets of the Target Fund in exchange solely for issuance of Acquiring Fund Shares under Section 1032(a) of the Code.

4. No gain or loss was recognized by the Target Fund upon the distribution of Acquiring Fund Shares to its shareholders in complete liquidation of the Target Fund (in pursuance of the Plan) under Section 361(c)(l) of the Code.

5. The tax basis of the assets of the Target Fund received by the Acquiring Fund was the same as the tax basis of such assets to the Target Fund immediately prior to the Reorganization under Section 362(b) of the Code.

6. The holding periods of the assets of the Target Fund received by the Acquiring Fund included the periods during which such assets were held by the Target Fund under Section 1223(2) of the Code.

Board of Directors, Keeley Funds, Inc.

November 18, 2016

7. No gain or loss was recognized by the shareholders of the Target Fund upon the exchange of their Target Fund Shares solely for Acquiring Fund Shares (including fractional shares to which they may be entitled) under Section 354(a) of the Code.

8. The aggregate tax basis of Acquiring Fund Shares received by the shareholders of the Target Fund (including fractional shares to which they may be entitled) was the same as the aggregate tax basis of Target Fund Shares exchanged therefor under Section 358(a)(1) of the Code.

9. The holding period of Acquiring Fund Shares received by shareholders of the Target Fund (including fractional shares to which they may be entitled) included the holding period of Target Fund Shares surrendered in exchange therefor, provided that the shareholder held Target Fund Shares as a capital asset on the Closing Date of the Reorganization under Section 1223(1) of the Code.

10. The Acquiring Fund succeeded to and taken into account as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the regulations issued by the United States Treasury (“Treasury Regulations”)) the items of the Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

Notwithstanding anything to the contrary herein, we express no opinion as to the effect of the Reorganization on the Target Fund, the Acquiring Fund or any Target Fund shareholder with respect to any asset (including without limitation any stock held in a passive foreign investment company as defined in section 1297(a) of the Code or any contract described in Section 1256(b) of the Code) as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) regardless of whether such transfer would otherwise be a non-taxable transaction under the Code.

Our opinion is based upon the Code, the applicable Treasury Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Board of Directors, Keeley Funds, Inc.

November 18, 2016

Our opinion is conditioned upon the performance by the Corporation, on behalf of the Acquiring Fund and the Target Fund, of the undertakings in the Plan and the Representation Letter. Except as expressly set forth above, we express no other opinion to any party as to the tax consequences, whether federal, state, local or foreign, with respect to (i) the Reorganization or any transaction related to or contemplated by such Reorganization (or incident thereto) or (ii) the effect, if any, of the Reorganization on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

Very truly yours,

/s/ STRADLEY RONON STEVENS & YOUNG, LLP